July 31, 2009

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2009

Filed April 29, 2009

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated July 7, 2009.

All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 1. Business

1.	We note in your earnings call on June 24, 2009 that some of your customers began signing long-term deals but are deciding to pay one year at a time instead of three years up front. Tell us the total contract value of all of your non-cancellable subscription agreements at February 28, 2009 and May 31, 2009 and tell us how you considered disclosing this information in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Response:

The total value of all non-cancellable subscription and service agreements at February 28, 2009 included deferred revenue classified as a current liability of $382 million, long-term deferred revenue of $161 million and backlog (the value of customer contracts to be billed in the future) not reflected in the Company’s financial statements in excess of $190 million, of which backlog in excess of $105 million was expected to be fulfilled in fiscal 2010. The total value of all non-cancellable subscription and service agreements at February 29, 2008 included deferred revenue classified as a current liability of $339 million, long-term deferred revenue of $134 million and backlog not reflected in the Company’s financial statements in excess of $125 million, of which backlog in excess of $70 million was expected to be fulfilled in fiscal 2009.

Mr. Patrick Gilmore

July 31, 2009

In future filings on Form 10-K, we will disclose our estimate of backlog believed to be firm as of the fiscal year end and as of the end of the preceding fiscal year.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 38

2.	We note your statement that disclaims responsibility for the disclosure in the stock performance graph: “Information used in the graph was obtained from our compensation consultant, a source management believes to be reliable, but the Company is not responsible for any errors or omissions in such information.” The company is responsible for the accuracy and completeness of all disclosure it includes in its periodic filings. Please revise to eliminate statements that are inconsistent with your reporting responsibilities.

Response:

The Company acknowledges that it is responsible for the accuracy and completeness of the disclosure it includes in its periodic filings. In future filings, the Company will eliminate the statement noted in the Staff’s comment relating to the stock performance graph.

Item 8. Financial Statements and Supplementary Data

Note 15 – Legal Proceedings, page 100

3.	There appear to be a number of pending lawsuits for which you indicate that an adverse resolution could have a material adverse effect on the company’s financial position and results of operations. We note your disclosure on page 28 indicating that you are unable to estimate the possible range of damages that might incurred in connection with the July 2004 class action lawsuit. However, for all other outstanding legal claims, please tell us how you considered paragraphs 9 and 10 of SFAS 5 by disclosing either (a) the estimated loss, or range of loss, that is reasonably possible or (b) that such an estimate cannot be made. Additionally, provide us with the amounts accrued, by case, for each year presented.

Response:

The Company’s consideration at the time of the filing of loss estimates in connection with paragraphs 9 and 10 of SFAS 5 for the pending lawsuits identified in “Item 3. Legal Proceedings” (other than the July 2004 class action lawsuit) is set forth below.

•

With respect to the matter in which Red Hat Professional Consulting, among others, is a defendant, the Company viewed the probability of loss to be reasonably possible and the estimated range of loss to be in the range of $0 to $1.0 million, without regard to secured indemnification rights to which the Company may be entitled. The Company will revise, as applicable, its disclosure in future filings.

Mr. Patrick Gilmore

July 31, 2009

•

With respect to the Company’s lawsuit against The SCO Group, Inc., we believed the likelihood of an adverse outcome resulting in damages to us to be remote because the Company is the plaintiff in this matter and no counterclaims have been filed by the defendant.

•

With respect to the Vanessa Simmonds matter, we did not expect an adverse outcome because the plaintiff has not attempted to recover any amounts from the Company, which is a nominal defendant. Rather, the plaintiff seeks to recover from the lead underwriters any “short swing profits” obtained by them in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

•	With respect to all other matters disclosed, we were not able to estimate the possible ranges of loss because of the nature and early stages of the legal proceedings.

The Company did not accrue any loss contingencies for any of these lawsuits because the applicable standards provided in SFAS 5 were not satisfied.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed June 26, 2009

Compensation Discussion and Analysis

Annual Cash Bonus

Bonus Amounts Based on Company Performance, page 33

4.	You disclose that for fiscal 2009, 75% of the cash bonus opportunity for each of your named executive officers under your executive variable compensation plan is based on achievement of company performance targets for “GAAP net revenues, GAAP cash flow from operations and non-GAAP operating margin (excluding SFAS 123R impact).” You also disclose that in calculating 2009 payouts, the compensation committee “adjusted actual results to eliminate the impact of certain non-recurring items…” Please identify in your response letter which non-recurring items were excluded in determining the extent of achievement of the applicable corporate performance target(s). In this regard, we note that the figure ($242 million) presented as adjusted actual results for GAAP Operating Cash Flow in the table in this section differs from the figure ($236.4 million) presented as “Net cash provided by operating activities” for fiscal 2009 in the consolidated statement of cash flows contained in your Form 10-K. In your response letter and in future filings, as applicable, please clearly explain how target levels and actual performance levels are calculated from your audited financial statements.

Response:

In fiscal 2009, the Compensation Committee considered potential adjustments for a number of discretionary items that impacted our financial results but were not contemplated at the time the company performance objectives were set, including among others the impact of

Mr. Patrick Gilmore

July 31, 2009

volatility in foreign exchange and interest rates, unanticipated acquisitions and substantial changes in general macro-economic conditions. Ultimately, the Compensation Committee exercised its discretion to adjust only for the impact of the Company’s acquisition of Qumranet, a transaction which was completed in the third quarter of fiscal 2009.

As described in the Company’s proxy statement, the company performance metrics for fiscal 2009 were net revenues, cash flow from operations and operating margin, with the impact of SFAS 123R to be excluded from the operating margin metric. To calculate the results in fiscal 2009 for these metrics, the Compensation Committee began with the Company’s GAAP financial results reflected in its audited financial statements and, consistent with the metrics as adopted, adjusted the GAAP result for the operating margin metric to exclude the impact of share-based compensation expense under FAS 123R. Then, as described above, the Compensation Committee considered further discretionary adjustments and ultimately adjusted the results for both the cash flow and operating margin metrics to exclude the impact of the acquisition of Qumranet. We will clarify how the results for company performance metrics are calculated in future filings.

Bonus Amounts Based on Individual Performance, page 34

5.	We note your disclosure that 25% of the cash bonus opportunity for each of your named executive officers under your executive variable compensation plan is based on achievement of individual goals that relate to certain elements of your business plan. Each element of individual performance or contribution taken into account in setting bonuses for your named executive officers should be identified with specificity, to the extent material to an understanding of your compensation policies and decisions. In this regard, please provide a more detailed description of the individual performance goals related to “business strategy and implementation” and “operation improvements” that were used to determine cash bonuses for fiscal 2009. See Item 402(b)(2)(vii) of Regulation S-K. If you believe that more detailed disclosure of these qualitative and/or quantitative performance goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, as you suggest in the first paragraph on page 34, please provide a detailed supplemental analysis supporting your conclusion.

Response:

For fiscal 2009, the goals related to business strategy and implementation consisted of:

•	improving employee understanding of, and engagement with, the Company’s strategy and brand;

•	completing a strategic planning process;

•	enhancing our reputation in a specified market;

•	improving the coordination of our outreach to external open source community organizations; and

•	extending the ecosystem related to our products.

Mr. Patrick Gilmore

July 31, 2009

The operational improvement goals related to:

•	enhancing the consistency of internal reports;

•	improving the integration of our technology roadmap with product and field marketing; and

•	IT improvements.

The Company will provide similar disclosure of goals based on individual performance in future filings.

6.	In addition, you state on page 34 that your performance targets for individual goals “are designed to be achievable through sustained effort on the part of the executives consistent with [y]our business plan.” In your response letter, and in future filings, as applicable, please provide a more meaningful description of the level of difficulty or likelihood of achieving the undisclosed target levels. For example, you may wish to discuss historical levels of achievement of individual goals by your executives for purposes of the executive variable compensation plan. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Our disclosure on page 34 was intended to convey that individual performance targets are designed to be challenging but attainable with a reasonable degree of effort. For the fiscal years ending February 28, 2007, February 29, 2008 and February 28, 2009, our named executive officers (with the exception of one individual who is no longer with the Company) have achieved performance at target once and in excess of target twice. Prior to our fiscal year ending February 28, 2007, payouts under the executive variable compensation plan were based solely on the Company’s financial performance. The Company will provide similar disclosure in future filings.

Equity Compensation, page 34

7.	The Grants of Plan-Based Awards table reflects restricted stock award grants to each of your named executive officers made on May 27, 2008, but you do not appear to have specifically addressed these awards in your discussion of equity compensation. We note in this regard that disclosure on page 34 describing generally how the compensation committee determined the mix of performance share units and restricted stock awards granted in fiscal 2009. Please explain more clearly what the restricted stock awards are designed to reward and how the amounts of the restricted stock awards to each of your executive officers in fiscal 2009 were determined. Please include conforming disclosure to the extent applicable in future filings.

Mr. Patrick Gilmore

July 31, 2009

Response:

The Compensation Committee believes that restricted stock awards help to align the interests of management with those of shareholders by rewarding stock price performance without encouraging excessive risk-taking and are an important component of compensation used to attract and retain the Company’s executives. In fiscal 2009, the Compensation Committee granted 50% of the total target equity award amount for named executive officers in the form of restricted stock after considering amounts that would promote retention of such officers, reward such officers for long-term stock value preservation and performance and be competitive with compensation peer group practices and industry trends. The Company will provide similar disclosure in future filings.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (919) 754-4184.

Sincerely,

Michael R. Cunningham
EVP & General Counsel
Red Hat, Inc.

cc:	Jennifer Fugario
Staff Accountant
Securities and Exchange Commission
Katherine Wray
Staff Attorney
Securities and Exchange Commission
Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission